Exhibit 12.1

	Predecessor Entity					Successor Entity
	Year Ended December 31,				For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through September 30, 2010
	2006	2007	2008	2009
Earnings adjusted for fixed charges:
Income from operations before income taxes	$16,375	$19,866	$27,683	$37,053	$8,846	$6,421
Add: Interest expense	12,845	13,695	13,729	14,948	5,717	14,821
Add: Estimate of implicit interest in rental expense	1,628	1,920	2,747	3,051	1,124	2,432
Less: Noncontrolling interests	(11,833)	(14,706)	(17,179)	(22,391)	(9,266)	(18,444)

Total adjustments	2,640	909	(703)	(4,392)	(2,425)	(1,191)
Adjusted income from operations	$19,015	$20,775	$26,980	$32,661	$6,421	$5,230

Fixed charges:
Interest expense	$12,845	$13,695	$13,729	$14,948	$5,717	$14,821
Interest portion of rent expense	1,628	1,920	2,747	3,051	1,124	2,432

Total fixed charges	$14,473	$15,615	$16,476	$17,999	$6,841	$17,253

Ratio of earnings to fixed charges	1.31	1.33	1.64	1.81	0.94	0.30